



SECI 08030189 ISSION

Wasmington, D.C. ~~~~~

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 65552 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   GLOBAL HUNTER SECURITIES, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 POYDRAS STREET, SUITE 2025

(No. and Street)

| NEW ORLEANS | LA | 70130 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SELF        770-263-7300

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – *if individual, state last, first, middle name*)

| 2120 POWERS FERRY ROAD, SUITE 350 | ATLANTA | GA | 30339 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __JONATHAN SELF_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__GLOBAL HUNTER SECURITIES, LLC_____, as

of ____DECEMBER 31_____, 20 _07___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commission Expires 07/11/2010

_____
Signature

FINOP
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GLOBAL HUNTER SECURITIES LLC**
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT

To the Member
Global Hunter Securities LLC

We have audited the accompanying balance sheet of Global Hunter Securities LLC, as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Hunter Securities LLC, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2008
Atlanta, Georgia

*Rubio CPA, PC*

RUBIO CPA, PC

# GLOBAL HUNTER SECURITIES LLC
## BALANCE SHEET
DECEMBER 31, 2007

## ASSETS

|  | 2007 |
| --- | --- |
| Cash and cash equivalents | $ 393,367 |
| Advances to employees | 45,880 |
| Commissions receivable | 33,599 |
| Accounts receivable | 652,250 |
| Due from member | 46,869 |
| Office furniture and equipment, net of | |
| accumulated depreciation of $29,404 | 348,401 |
| Prepaid expenses | 72,370 |
| Other assets | 151,070 |
| Total Assets | $ 1,743,806 |

## LIABILITIES AND MEMBERS' EQUITY

| LIABILITIES | |
| --- | --- |
| Accounts payable | $ 188,352 |
| Accrued compensation | 57,086 |
| Total Liabilities | 245,438 |
| MEMBERS' EQUITY | 1,498,368 |
| Total Liabilities and Members' Equity | $ 1,743,806 |

The accompanying notes are an integral part of these financial statements.

**GLOBAL HUNTER SECURITIES LLC**
**STATEMENT OF OPERATIONS**
For the Year Ended December 31, 2007

|                                              |     | 2007        |
| -------------------------------------------- | --- | ----------- |
| REVENUES                                     |     |             |
| Investment banking                           | $   | 1,571,639   |
| Commissions                                  |     | 676,406     |
| Interest income                              |     | 73,920      |
| Other income                                 |     | 36,871      |
|                                              |     |             |
| Total revenues                               |     | 2,358,836   |
|                                              |     |             |
|                                              |     |             |
| GENERAL AND ADMINISTRATIVE EXPENSES          |     |             |
| Compensation and benefits                    |     | 1,533,372   |
| Commissions, clearing costs and referral fees |    | 396,918     |
| Communications                               |     | 121,707     |
| Occupancy                                    |     | 246,869     |
| Other operating expenses                     |     | 1,342,584   |
|                                              |     |             |
| Total expenses                               |     | 3,641,450   |
|                                              |     |             |
| NET INCOME                                   | $   | (1,282,614) |

The accompanying notes are an integral part of these financial statements.

## GLOBAL HUNTER SECURITIES LLC
## STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

|  | 2007 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: |  |
| Net income | $ (1,282,614) |
| Adjustments to reconcile net loss to net cash provided by operations: |  |
| Depreciation | 27,126 |
| Increase in accounts receivable | (778,597) |
| Increase in accounts payable and accrued compensation | 227,342 |
| Increase in prepaid expenses and other assets | (205,074) |
| NET CASH USED BY OPERATING ACTIVITIES | (2,011,817) |
| CASH FLOWS FROM INVESTING ACTIVITIES: |  |
| Purchase of property and equipment | (365,426) |
| NET CASH USED BY INVESTING ACTIVITIES | (365,426) |
| CASH FLOW FROM FINANCING ACTIVITIES: |  |
| Contributions from members | 2,118,686 |
| Distributions to members | (60,000) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 2,058,686 |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (318,557) |
| CASH AND CASH EQUIVALENTS BALANCE: |  |
| Beginning of year | 711,924 |
| End of year | $ 393,367 |

The accompanying notes are an integral part of these financial statements.

# GLOBAL HUNTER SECURITIES LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2007

| | |
|---|---:|
| Balance, December 31, 2006 | $ 722,295 |
| Net income (loss) | (1,282,614) |
| Capital contributions | 2,118,687 |
| Capital withdrawals | (60,000) |
| Balance, December 31, 2007 | $ 1,498,368 |

The accompanying notes are an integral part of these financial statements.

## NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u>  Global Hunter Securities LLC (the "Company"), a New York Limited Liability Company, was formed August 7, 2002 as Madison Investment, LLC. The Company changed its name to Velocity Trading, LLC in December 2003 and to Global Hunter Securities LLC in August 2005 when it was acquired by Global Hunter Holdings LLC. Global Hunter Securities LLC is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company provides underwriting and investment banking services for customers located primarily in Asia.

<u>Cash and Cash Equivalents:</u>  The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

<u>Office Furniture and Equipment:</u>  Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

<u>Income Taxes:</u>  The Company is a partnership for income tax reporting purposes. Therefore the income or losses of the Company flow through to its Members and no income taxes are recorded in the accompanying financial statements.

<u>Estimates:</u>  Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Investment Banking Revenues:</u>  Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $175,201, which was $75,201 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 1.4 to 1.0.

NOTE C — LEASE AGREEMENT

The Company leases office space under leases which expires in June 2009 and March 2012. Rent commitments due in future years under the premises leases are as follows:

| | |
|---|---|
| 2008 | $ 267,000 |
| 2009 | 254,000 |
| 2010 | 240,000 |
| 2011 | 240,000 |
| 2012 | 60,000 |
| Total | $1,061,000 |

For the year ended December 31, 2007, rent expense amounted to approximately $208,000.

NOTE D – CONCENTRATIONS AND COMMITMENTS

Substantially all of the investment banking revenues were earned from six customers in 2007.

The company is committed under a license agreement to pay approximately $27,000 in 2008, $41,000 in 2009 and $33,000 in 2010 for use of a database.

SUPPLEMENTAL INFORMATION

## SCHEDULE I
## GLOBAL HUNTER SECURITIES LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
## AS OF DECEMBER 31, 2007

NET CAPITAL:

| | |
|---|---:|
| Total members' equity | $1,498,368 |
| Less nonallowable assets: | |
| Office equipment | (348,401) |
| Prepaid expenses | (223,441) |
| Advances to members and employees | (92,749) |
| Accounts receivable | (652,250) |
| | (1,316,841) |
| Net capital before haircuts | 181,527 |
| Less haircuts - money market assets | (6,326) |
| Net capital | 175,201 |
| Minimum net capital required | 100,000 |
| Excess net capital | $ 75,201 |
| Aggregate indebtedness | $ 245,438 |
| Net capital based on aggregate indebtedness | $ 16,363 |
| Ratio of aggregate indebtedness to net capital | 1.4 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

There is no significant difference between net capital as reported in Form X-17A-5 and net capital stated above.

# GLOBAL HUNTER SECURITIES LLC

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members
Global Hunter Securities LLC

In planning and performing our audit of the financial statements of Global Hunter Securities LLC, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Global Hunter Securities LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 26, 2008
Atlanta, Georgia



RUBIO CPA, PC

**END**